Exhibit 99

March 14, 2011

Gabriela Martes

Global Venture Capital Services

VentureSource / FIS / Dow Jones & Co.

201 California Street, 10th Floor

San Francisco, CA 94111

Dear Gabriela,

Hercules would like the consent of VentureSource/Dow Jones to use the following paragraphs in our upcoming Filing. If acceptable, please sign and scan or fax to me at 866.811.3908.

Thank you,

Sally Borg

Unfulfilled Demand for Structured Debt Financing to Technology-Related Companies. Private debt capital in the form of structured debt financing from specialty finance companies continues to be an important source of funding for technology-related companies. We believe that the level of demand for structured debt financing is a function of the level of annual venture equity investment activity. In 2010, venture capital-backed companies received, in approximately 2,799 transactions, equity financing in an aggregate amount of approximately $26.3 billion, representing an 11.4% increase from the preceding year, as reported by Dow Jones VentureSource. In addition, overall, the median round size in 2010 was approximately $4.5 million, down from $5.0 million in 2009. We believe the higher number of companies receiving lower round sizes provides us a greater opportunity to provide debt financing to these venture backed companies. Overall, seed- and first-round deals made up 37% of the deal flow in 2010, and later-stage deals made up roughly 42% of all capital invested.

AND

A continuing lack of initial public offering opportunities may cause companies to stay in our portfolio longer, leading to lower returns, unrealized depreciation, or realized losses. Beginning in about 2001, fewer venture capital-backed companies per annum have been able to complete initial public offerings (“IPOs”) than in the years of the previous decade. For the year ended December 31, 2010, only 46 venture capital-backed companies completed IPOs in the United States according to Dow Jones VentureSource. Now that some of our companies are becoming more mature, a continuing lack of IPO opportunities for venture capital-backed companies could lead to companies staying longer in our portfolio as private entities still requiring funding. This situation may adversely affect the amount of available funding for early-stage companies in particular as, in general, venture-capital firms are being forced to provide additional financing to late-stage companies that cannot complete an IPO. In the best case, such

400 HAMILTON AVENUE

SUITE 310

PALO ALTO, CA 94301

TEL: 650.289.3060

FAX: 650.473.9194

WWW.HTGC.COM

stagnation would dampen returns, and in the worst case, could lead to unrealized depreciation and realized losses as some companies run short of cash and have to accept lower valuations in private fundings or are not able to access additional capital at all. A continuing lack of IPO opportunities for venture capital-backed companies is also causing some venture capital firms to change their strategies, leading some of them to reduce funding of their portfolio companies and making it more difficult for such companies to access capital and to fulfill their potential, which can result in unrealized depreciation and realized losses in such companies by other companies such as ourselves who are co-investors in such companies.

/s/ Gabriela Martes	Gabriela Martes, Global Venture Capital Service

March 14, 2011	Date

400 HAMILTON AVENUE

SUITE 310

PALO ALTO, CA 94301

TEL: 650.289.3060

FAX: 650.473.9194

WWW.HTGC.COM